SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

    The NASDAQ OMX Group, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

    Options to Purchase Common Stock, $.01 par value per share

(Title of Class of Securities)

    631103108

(CUSIP Number of Class of Securities Underlying Common Stock)

    Edward S. Knight

Executive Vice President and General Counsel

The NASDAQ OMX Group, Inc.

One Liberty Plaza

New York, New York 10006

+1 212 401 8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

    Copies to:

Craig A. Roeder

Christopher M. Bartoli

Baker & McKenzie LLP

One Prudential Plaza, Suite 3500

130 East Randolph Drive

Chicago, IL 60601

(312) 861-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable*	Not applicable*

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This filing contains only preliminary communications made before the commencement of an anticipated tender offer to allow eligible employees of The NASDAQ OMX Group, Inc. (the “Company”) that hold certain eligible stock options to exchange their stock options for replacement stock options (the “Option Exchange Program”).

On April 16, 2010, the Company filed with the Securities and Exchange Commission its Notice of Annual Meeting of Stockholders and Definitive Proxy Statement on Schedule 14A for the Annual Meeting of Stockholders of the Company to be held on May 27, 2010 (the “proxy materials”), a copy of which is filed as Exhibit 99.2 to this Schedule TO and is incorporated by reference. The proxy materials include a proposal for stockholders of the Company to approve an amendment to the Company’s Equity Incentive Plan to allow for the Option Exchange Program. The proxy materials do not constitute an offer to holders of the Company’s outstanding stock options to exchange those options. The Option Exchange Program will only be commenced, if at all, if stockholders of the Company approve the amendment to the Company’s Equity Incentive Plan to permit the Option Exchange Program.

Attached is an email communication, dated April 16, 2010, from Robert Greifeld, the Company’s CEO, to the employees of the Company describing the Company’s proposal to implement the Option Exchange Program in the near future, if the Option Exchange Program is approved by the Company’s stockholders at the Annual Meeting.

The Company has not initiated the Option Exchange Program and will not do so unless it receives approval from its stockholders at its 2010 Annual Meeting of Stockholders. Even if stockholder approval is obtained, the Company may still decide to not implement the Option Exchange Program or to delay its implementation. If the Option Exchange Program is commenced, the Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”). Persons who may be eligible to participate in the Option Exchange Program should read the Tender Offer Statement and other related materials when they become available because they will contain important information about the Option Exchange Program. The Company’s stockholders and option holders will be able to obtain these written materials and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov.

ITEM 12.	EXHIBITS.

EXHIBIT NUMBER	DESCRIPTION

99.1	E-mail communication to all NASDAQ OMX employees, dated April 16, 2010, from Robert Greifeld, Chief Executive Officer of NASDAQ OMX.

99.2	Notice of Annual Meeting of Stockholders and Proxy Statement for the 2010 Annual Meeting of Stockholders of The NASDAQ OMX Group, Inc. (incorporated by reference to Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 16, 2010).